UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

BLACKHAWK NETWORK HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	43-2099257
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6220 Stoneridge Mall Road, Pleasanton, CA	94588
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 per share par value	The NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: 333-187325 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

Share Conversion

On May 20, 2015, at the annual meeting of the stockholders of Blackhawk Network Holdings, Inc., the stockholders of record are scheduled to consider and vote upon a proposal to, among other things, convert our dual class common stock structure into a single class common stock structure. Pursuant to this conversion proposal and subject to, among other things, stockholder approval, each outstanding share of our Class B common stock, par value $0.001 per share will be reclassified as and become one share of common stock, par value $0.001 per share, and the name of the class of stock designated as Class A common stock will be changed to “common stock”. The description below assumes that our stockholders approve the conversion and that we take all other steps necessary to cause the conversion to be effective; however, no assurance can be given that stockholders will approve the conversion. The description of the terms of our Second Amended and Restated Certificate of Incorporation below reflects the terms of that document as it will exist following the conversion.

Authorized Capital Stock

Our authorized capital stock consists of 210,000,000 shares of common stock and 10,000,000 shares of preferred stock, of which 54,296,253 shares of common stock are expected to be outstanding upon the conversion based on shares outstanding as of May 12, 2015, and no shares of preferred stock are expected to be outstanding.

Common Stock

Voting Rights

Except as provided by our Second Amended and Restated Certificate of Incorporation or as provided by law, holders of the common stock (i) have the right at all times to vote on all matters (including the election of directors) submitted to a vote of stockholders, (ii) are entitled to notice of any stockholders’ meeting in accordance with our Amended and Restated Bylaws and (iii) are entitled to vote upon such matters and in such manner as may be provided by applicable law. Each holder of common stock is entitled to one vote per share held of record by such holder.

Our Second Amended and Restated Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Dividends

The holders of outstanding shares of our common stock are entitled to equally share dividends out of funds legally available at the times and in the amounts that our Board of Directors may determine.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action.

Certain Certificate of Incorporation and Bylaw Provisions

Our Second Amended and Restated Certificate of Incorporation provides that our Board of Directors is divided into three classes, with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The number of directors constituting our Board of Directors is permitted to be established only by a resolution adopted by a majority vote of our Board of Directors, and only our Board of Directors is authorized to fill vacant directorships, including newly created directorships.

The holders of common stock are entitled, by a plurality of the votes cast by the holders of common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, to elect directors to the Board of Directors. Because our stockholders do not have cumulative voting rights, holders of common stock representing a majority of the voting rights of our common stock will be able to elect all of our directors up for election at any given stockholders’ meeting. Our Amended and Restated Bylaws include advance notice procedures and other content requirements for proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the Board of Directors.

A majority stockholder vote is required for removal of a director only for cause (and a director may only be removed for cause), and a 75% stockholder vote is required for the amendment, repeal or modification of certain provisions of our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

All stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and only our corporate secretary, upon the direction of our Board of Directors, or the Chairman of the Board may call a special meeting of stockholders.

The combination of the classification of our Board of Directors, lack of cumulative voting rights, prohibitions on stockholder actions by written consent and stockholder ability to call a special meeting, and supermajority voting requirements make it more difficult for stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	if, before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	if, upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	if, on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include, among other things, the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, owns, or is an affiliate or associate of the corporation and, within three years prior to the time at which determination of interested stockholder status is being sought, did own 15% or more of the outstanding voting stock of the corporation.

Delaware as Sole and Exclusive Forum

Our Second Amended and Restated Certificate of Incorporation provides that unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware (the “Delaware Court”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers or other employees to the company or its stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or (iv) any action to interpret, apply, enforce or determine the validity of our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws (any action described in (i) through (iv) above being referred to as a “Covered Action”), in each such case unless the Delaware Court determines that there is an indispensable party named as a defendant in such Covered Action not subject to the personal jurisdiction of the Delaware Court (and the indispensable party does not consent to the personal jurisdiction of the Delaware Court within 15 days following such determination) and can be subject to the jurisdiction of another court or forum within the United States.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Item 2.	Exhibits.

Exhibit No.	Description	Reference

3.1	Proposed Second Amended and Restated Certificate of Incorporation of the Registrant	Filed herewith.

3.2	Amended and Restated Bylaws of the Registrant, as amended to date and as currently in effect	Filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013, and incorporated herein by reference.

4.1	Proposed specimen stock certificate for common stock	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BLACKHAWK NETWORK HOLDINGS, INC.

Date: May 13 , 2015	By:	/s/ Kirsten E. Richesson
	Name:	Kirsten E. Richesson
	Title:	General Counsel & Secretary

Exhibit Index

Exhibit No.	Description	Reference

3.1	Proposed Second Amended and Restated Certificate of Incorporation of the Registrant	Filed herewith.

3.2	Amended and Restated Bylaws of the Registrant, as amended to date and as currently in effect	Filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013, and incorporated herein by reference.

4.1	Proposed specimen stock certificate for common stock	Filed herewith.